SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of February, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





   RYANAIR ANNOUNCES NEW ROUTE FROM MALMO TO FRANKFURT-HAHN FROM JUST SEK 299

Malmo: 27th February 2003 Ryanair, Europe's largest Low Fares Carrier, was delighted to announce the commencement of a new route from Malmo to Frankfurt-Hahn in Germany today.

Commenting on the new route today, Conal Henry, Commercial Director for Ryanair.com, said:

        "Ryanair are all about low cost base offering the lowest fares to consumers. Malmo has been an incredibly successful destination for us out of London-Stansted, and given the popularity of our other Scandinavian routes (Stockholm, Gothenburg and Oslo) to Frankfurt, we are convinced that this new route will be a storming success - particularly at the amazing low fare of just SEK 299. Air fares between Scandinavia and Germany are still among the highest in Europe with the Star Alliance carving the market up between its partners. With Ryanair now offering four destinations into Sweden and Norway, those days are over."

Ryanair is offering savings of up to 84% on SAS's fares from Copenhagen to
London:


           Ryanair                           SAS                 Saving

        Malmo-Sturup-               Copenhagen-Kastrup-
        Frankfurt-Hahn                Frankfurt-Main

           299 SEK                        4945 SEK*                84%


* Ryanair fare: Lowest standard fare one way fare incl. airport taxes and charges. SAS fare: Lowest one way fare incl. airport taxes and charges quoted in DKK (4191 - SEK1=DKK 0.82) Source: Worldspan on 26-02-03 for travel on 30-03-03.



Ryanair also expect great interest for the new route in the Danish catchment of Copenhagen for the new route. A recent consumer survey, 80% of the interviewees said that they would prefer Malmo-Sturup to Kastrup if there were lower fares available from Sturup.

The route to Malmo will be served once a day and will commence on 30th March


Flight Timetable

Flight     Route                   Times
Number

FR 9075    Malmo-Frankfurt-Hahn    0855 - 1035   Daily between 30 Mar and 21 May
FR 9074    Frankfurt-Hahn-Malmo    0700 - 0830   Daily between 30 Mar and 21 May
FR 9075    Malmo-Frankfurt-Hahn    1335 - 1515   Daily from 22 May
FR 9074    Frankfurt-Hahn-Malmo    1140 - 1310   Daily from 22 May


For information on Ryanair's amazing low fares, bookings, car hire, accommodation and many more services see www.ryanair.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 February, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director